Exhibit 99.1

NOTICE

Dear shareholders,

The Board of Directors of Santander Chile, in a meeting held on April 15 of this year, resolved to call the Ordinary Shareholder’s Meeting for April 30, 2020 at 3:00 PM ET. This meeting will be held exclusively online. Physical attendance will not be allowed.

For more information on how to participate remotely, please consult the Manual which will be promptly published in the Santander –Chile website, in the link www.santander.cl/accionistas as well as the Investor Relations website, in the link https://santandercl.gcs-web.com/.

Sincerely,

CLAUDIO MELANDRI HINOJOSA

PRESIDENT OF THE BOARD OF DIRECTORS

SANTANDER- CHILE